Exhibit 99.2

BGEN ZERO NEXT GENERATION POWER T O HEAT AUGUsT 2023

DIsCLAIMER This presentation of Brenmiller Energy Ltd . (the “Company”, “Brenmiller” or “Brenmiller Energy”), the oral presentation of the information contained in this presentation and any question and answer session that may follow contain “forward - looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws . Statements that are not statements of historical fact may be deemed to be forward - looking statements . For example, the Company is using forward - looking statements in this presentation when it discusses : the installation of Thermal Energy Storage ("TES") system and expectation that the power plant in Italy will potentially generate additional revenue streams by improved response times to the grid and from improved energy sales and support a wider commercial collaboration with ENEL in additional projects, the Company’s target returns, production capacity to reach 4 , 000 MWh in 2023 which could support potential sales of up to 200 million dollars per year, the Company’s total addressable market (“TAM”), the company’s plans for automated production factory that would help the Company to meet future demand and expected to increase profitability margins, and the Company’s expectation to secure new projects in the prospective future . Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “target,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward - looking statements . Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward - looking statements that may be made in this letter to shareholders . Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of its products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources . The forward - looking statements contained or implied in this presentation are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2022 filed with the Securities and Exchange Commission's on March 21 , 2023 , which is available on the SEC’s website, www . sec . gov . The information in this presentation, the oral presentation of it and any question and answer session that may follow does not constitute or form part of, and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase securities of the Company, and nothing contained therein shall form the basis of or be relied on in connection with any contract or commitment whatsoever . No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein . The information herein has not been independently verified and will not be updated . The information, including but not limited to forward - looking statements, applies only as of the date of this document and is not intended to give any assurances as to future results . The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the Information, including any financial data or forward - looking statements, and, except as required by law, will not publicly release any revisions it may make to the information that may result from any change in the Company’s expectations, any change in events, conditions or circumstances on which these forward - looking statements are based, or other events or circumstances arising after the date of this presentation . Market data used in the information contained herein not attributed to a specific source are estimates of the Company and have not been independently verified . 2

2012 FOUNDED 60 EMPLOYEES $100M IN CAPITAL INV E S TM E N T S SINCE INCEPTION TO DATE 4 IN S T ALL E D PROJECTS 4 STRATEGIC P A R T N E R SHI PS ABOUT B R E N M I LL ER E N E R G Y WE ARE A CLEAN - TECH COMPANY THAT DEVELOPs, MANUFACTUREs AND sELLs THERMAL ENERGY STORAGE (TES) sOLUTIONs TO DECARBONIZE HEAT IN INDUsTRIAL AND POWER PLANTs Nasdaq Listed: BNRG 3

DECARBONIZATION OF HEAT Is THE LOW HAN G ING FRUIT OF FIGHTING CLIMATE CHANGE 4

GLOBAL FINAL EN E RGY USE BY SECTOR S OURCE: R E N 21 2022 % OF GLOBAL F I NAL E N E RGY Us E BY s E CT OR, COO L I NG AND TRANs PORT E L E C T R I CITY R E L L OC AT E D ELECTRICITY 17 % HEAT & COOLING 51 % TRAN s PORT 32% 5

HEAT Is THE LARGEsT ENERGY END - UsE. PROVIDING HEATING FOR HOMEs, I NDU s TRY AND OTHER APPLICA T IONs ACCOUN T s FOR AROUND HALF OF TOTAL ENERGY CONsUMPTION AND EMIssIONs 6

ACCORDING TO MCKINsEY, TES WITH ELECTRIC BOILERs OR HEAT PUMPs, Is THE MOsT COMPETITIVE WAY TO REPLACE NATURAL GAs AND DECARBONIZE INDUsTRIAL PROCEssEs Gas boiler Gas boiler with CCS Hydrogen boiler So Biomass boiler urce: McKinsey & Com Electric boiler with Li - ion battery pany Net Zero Heat repor Heat pump 5 with Li - ion battery t, Nov 2022 Electric boiler with TES Heat pump 5 with TES 40 - 65 45 - 65 65 - 100 45 - 70 70 - 100 Limited to l ow p r e ssu re steam 25 - 35 30 - 60 TES Limited to l ow p r e ssu re steam 15 - 25 Heating equipment 2 Other costs 3 Storage CO 2 emissions Fue l 7

REGULATO R Y SU P PORT SUBsTANTIAL INCENTIVEs AND AGGREssIVE sTEPs TO REDUCE GAs CONsUMPTION 8

BGEN ZERO POWE R - TO - HEAT THERMAL ENERGY STORAGE Z e r o e m is s io n s Modular 10MWh - 1,000MWh Unlimited Cycles 30+ years Low - Cost materials Simple O&M 9

High - efficiency embedded electric heaters Hot Water 100 Σ c - 500 Σ c Steam ELECTRIC H EATING & STORAGE IN ONE 97% Round trip efficiency 10

10 0 % Electricity for charging 40% Increase in charging power* 1 Second response rate for fast charging BGEN ZERO IMPROVED CHARGI N G PERFORMA N CE D E sIGNED FOR GRID sERV I CEs 11

3 3 % R edu c tion in Heat loss* 97 % Charging E f ficien cy 99 % Power - to - Heat Cycle efficiency 98 % Y e a r - r ound Availability BGEN ZERO IMPROVED EFFICI E N C Y 12

BGEN ZERO IMPROVED ECON O MICs 34% Imp r o v em e n t in energy density* 40% Improvement in discharge power* 90% P r e - f abri c at ed components 13

FROM ROCKS TO THERMAL ENERGY STORAGE • Rocks are crushed to small bits • Thin metal cells (“bCells”) are filled with the crushed rocks • bCells are stacked in to 12 meters modules • Electrical heaters are embedded • Modules are assembled on - site to a structure • Structure is insulated and connected to plant 14

PRODUCTION PL A NT: READY TO RAMP REV E NUEs • European Investment Bank credit facility funding capital expenditure for automated factory and increasing production capacity • Plant is designed to produce storage modules with an annual capacity of up to 4,000 MWh and will be able to support orders for 2023 - 2024 • Production capacity is to potentially support sales of up to $200 million per year • Factory is planned according to industry 4.0 standards, and would help the company to meet future demand and expected to increase profitability margins WORL D ’ s F IRsT GIGAF A CTORY FOR THERMAL ENERGY STORAGE 15

BUSINESS MODEL #1 – EQUIPMENT SALE SALE OF THERMAL ENERGY sTORAGE sOLUTIONs TO INDUsTRIAL FACILITIEs AND POWER PLANTs • Gross profit target - 30% • After sale services - up to 5% of equipment sale • Warranty • Maintenance • Optimization 16

BUSINESS M ODEL # 2 – ENERGY As A SERVICE JV WITH LEADING GLOBAL CLEAN ENERGY UTILITIEs TO PROVIDE CLEAN sT E AM A N D GRID s ERV I CEs • brenmiller to provide the technology and integration • partner will provide the clean electricity and finance • jv sells energy and grid balancing services Customer benefits: • no capital expenditures • reducing operational risk • green certificates and carbon emission savings 17

GRID SERVICES S U BsTA N TIAL R E VEN U E sTR EAM s FOR T ES • Grid flexibility and stabilization : Using excess renewable energy to generate heat • Demand - side management: Balancing electricity demand by shifting it to the heat sector • Utilization of curtailed energy: Preventing renewable energy waste 18

BUI L DING T HE PIP E LINE – FOCUs ON EUROPE AND US 19

LARGEST TES SYSTEM IN THE WO R LD CO N NECT E D TO A LARGE G A S POWER P L A NT • Storage capacity of up to 24MWh • Enables shifting energy from off - peak hours to peak hours – improving revenues from energy sales • The power plant will generate additional revenue streams by improved response times to the grid 20

NEW PROJECTs & AGREE M ENTs Leading Beverages Manufacturer: 32 MWh bGen TES to replace fossil fuel ● One of Israel’s largest beverage companies ● Partially owned by Heineken International B.V. ● Received approval for $610 K grant from Israel Ministry of Environmental Protection Global Energy Utility: 9 Clean Energy with 2 GWh Capacity ● Non - binding term sheet signed with one of the world’s largest producers of clean energy and Green Enesys Group ● To jointly identify, build, and accelerate electrification by using renewable energies and Brenmiller’s TES system to electrify heat and achieve full decarbonization 22

TO F I GHT CLI M ATE CHANGE – THERMAL ENERGY ST O RAGE Is A KEY TE C HNOLOGY The bGen Ρ ZERO ● Enables electrification of heat ● Enables the use of intermittent RE sources to provide stable reliable heat ● Utilizes and support the electricity grid 23

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